Exhibit 12.01

AMERICAN STATE WATER COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands)

	For the year ended December 31,					For the six months ended June 30,
	2004	2005	2006	2007	2008	2009

Earnings
Pre-tax income from continuing operations	$32,006	$48,506	$38,762	$48,820	$35,384	$25,529
Add: Fixed charges	18,947	15,475	21,999	22,553	22,454	11,470
Earnings available for fixed charges	50,953	63,981	60,761	71,373	57,838	36,999

Fixed charges
Interest Expense (1)	18,095	14,657	21,121	21,582	21,330	10,953
Interest component of rentals (2)	852	818	878	971	1,124	517
Total fixed charges	18,947	15,475	21,999	22,553	22,454	11,470

Ratio of earnings to fixed charges	2.69	4.13	2.76	3.16	2.58	3.23

(1) Includes amortization of debt issuance costs.

(2) Reflects one-third of rental expense under operating leases considered to represent an approximate interest factor